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Filer: Yahoo, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12(b) and Rule 14d-2(b) under
Securities Exchange Act of 1934

Subject Company: HotJobs.com, Ltd.
Commission File No. 000-26891

Date: January 11, 2002

On January 11, 2002, Yahoo! Inc. issued the following press release.

Yahoo! and HotJobs Announce Commencement of Exchange Offer
for HotJobs Common Stock

    SUNNYVALE, Calif. and NEW YORK—January 11, 2002—HJ Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc. (Nasdaq: YHOO), today announced that it has commenced an exchange offer for any and all outstanding shares of HotJobs.com, Ltd. (Nasdaq: HOTJ) common stock for cash and common stock of Yahoo!, pursuant to the terms of its previously executed merger agreement with HotJobs.

    Under the terms of the exchange offer, Yahoo! is offering to acquire all outstanding shares of common stock of HotJobs for at least $5.25 in cash and a fraction of a share of common stock of Yahoo!, together having a value based on the formula described in the offering documents of $10.50 per share of HotJobs common stock. The exact ratio of cash and stock will not become fixed until two trading days before the exchange offer—which may be extended—expires. The exchange offer is scheduled to expire at 12:00 midnight New York City Time on Friday, February 8, 2002, unless extended.

    The HotJobs board has determined that the merger agreement and the exchange offer are advisable and are fair to and in the best interests of the stockholders of HotJobs. The HotJobs board has approved the merger agreement and the exchange offer and recommends that the stockholders of HotJobs accept the offer, tender their shares to HJ Acquisition Corp. and adopt and approve the merger.

    The exchange offer is subject to certain conditions, as more fully described in the merger agreement.

    EquiServe Trust Company, N.A. is the depositary and exchange agent and Georgeson Shareholder Communications, Inc. is the information agent for the exchange offer. Yahoo!'s information agent has set up a toll-free number, 1-866-736-8819, for questions relating to the exchange offer and for current information about the number of shares of Yahoo! common stock exchangeable for each share of HotJobs common stock.

About Yahoo!
Yahoo! Inc. is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 218 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the No. 1 Internet brand globally and reaches the largest audience worldwide. Through the Yahoo! Enterprise Solutions division, the company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. The company's global Web network includes 24 World properties. Headquartered in Sunnyvale, Calif., Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States.

About HotJobs
HotJobs.com, Ltd. is a leading recruiting solutions and software company. The company's flagship job site, HotJobs.com (http://www.hotjobs.com) is the confirmed most-visited, #1 ranked job board according to independent research by Media Metrix. In addition to its popular consumer job board, HotJobs provides employers with progressive recruiting solutions such as its Resumix® and Softshoe® hiring management software, Agency Desktop and Diversity Marketing Solutions. The company recently ranked #14 in Bloomberg Personal Finance Magazine's coveted "Tech 100" list.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of Yahoo!: This press release contains forward-looking statements that involve risks and uncertainties concerning Yahoo!'s expected financial performance, as well as Yahoo!'s strategic and operational plans. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the slower spending environment for advertising sales; the actual increases in demand by customers for Yahoo!'s premium and corporate services; the ability to successfully change the customer mix among Yahoo!'s advertising customers; general economic conditions (including the effects of the terrorist attacks on the United States on September 11, 2001 and related events); the ability to adjust to changes in personnel, including management changes; and the dependence on third parties for technology, content and distribution. All information set forth in this release is as of January 11, 2001, and Yahoo! undertakes no duty to update this information. More information about potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of HotJobs: Statements attributable to HotJobs in this release that are not strictly historical are "forward-looking" statements which are subject to the many risks and uncertainties that exist in HotJobs' operations and business environment that may cause actual results, performance or achievements of HotJobs to be materially different from those expected or anticipated in the forward-looking statements. These risks and uncertainties include, but are not limited to, those risks which are set forth in more detail in HotJobs' most recent Report on Form 10-Q for the quarter ended September 30, 2001, as well as other reports and documents filed from time to time with the Securities and Exchange Commission. Any such forward-looking statements included in this press release reflect the beliefs of HotJobs' management on the date of this release, and HotJobs undertakes no obligation to update the forward-looking statements in this release to reflect events or circumstances occurring after the date of this release.

This release is being filed pursuant to Rule 425 under the Securities Act of 1933. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of HotJobs. HotJobs stockholders are urged to read the relevant exchange offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Yahoo! has filed exchange offer materials with the SEC and HotJobs has filed a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all stockholders of HotJobs at no expense to them by contacting the information agent, Georgeson Shareholder Communications Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, at 1-866-736-8819. The exchange offer materials (including the Preliminary Prospectus/Offer to Purchase, the related letter of transmittal and all other documents filed with the SEC) and the solicitation/recommendation statement are also available for free at the SEC's website at www.sec.gov.

# # #

    Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Press Contact for Yahoo!:
Joanna Stevens, Yahoo! Inc., (408) 349 7855, joanna@yahoo-inc.com

Investor Contact for Yahoo!:
Cathy La Rocca, Yahoo! Inc., (408) 349 5188, cathy@yahoo-inc.com

Press Contacts for HotJobs:
Julie Shermak, HotJobs.com, Ltd., (212) 699 5375
Stephanie Prince, Morgen-Walke Associates, (212) 850 5712

* * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) under the Securities Exchange Act of 1934.

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Yahoo! and HotJobs Announce Commencement of Exchange Offer for HotJobs Common Stock